Exhibit 99.2

ASML

Creating value for all stakeholders

Peter Wennink

President & Chief Executive Officer

24 November 2014

INVESTOR DAY

ASMLSMALLTALK2014

LONDON

Forward looking statements

ASML

Public

Slide 2

November 2014

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, expected customer demand in specified market segments, expected sales levels and trends, our market share, customer orders and systems backlog, IC unit demand, expected or indicative financial results or targets, including revenue, gross margin, expenses, gross margin percentage, opex percentage of sales, tax percentage, cash conversion cycle, capex percentage of sales, credit rating and earnings per share, expected shipments of tools and the timing thereof, including expected shipments of EUV and DUV tools, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), the development of EUV technology and timing of shipments, development in IC technology, including shrink scenarios, NAND technology development and cost estimates, expectations on development of the shrink roadmap across all of our systems, upgradeability of our tools, system orders, customer transition estimates, expected transition scaling, forecasted industry developments, including expected smartphone, tablet and server use in future years, and expectations relating to new applications including wearable devices and connected devices, expected investment pay-back time for foundries, expected construction of additional holistic lithography infrastructure, the continuation of Moore’s Law, and our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, affordability of shrink, the continuation of Moore’s Law, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products and customers meeting their own development roadmaps, market demand for our existing products and for new products and our ability to maintain or increase or market share, the development of and customer demand for multi-patterning technology and our ability to meet overlay and patterning requirements, the number and timing of EUV systems expected to be shipped, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, EUV system performance and customer acceptance, availability of raw materials and critical manufacturing equipment, trade environment, our ability to reduce costs, changes in exchange rates and tax rates, available cash, distributable reserves for dividend payments and share repurchases, changes in our treasury policy, including our dividend and repurchase policy, completion of sales orders, the risk that key assumptions underlying financial targets prove inaccurate, including assumptions relating to market share, lithography market growth and our customers’ ability to reduce productions costs, risks associated with Cymer, which we acquired in 2013, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Summary: ASML’s positioning, opportunities and threats

ASML

Public

Slide 3

November 2014

ASML’s prime responsibility is to provide value for our customers, shareholders, employees, and supply chain partners

Our success is based on delivering Litho products with superior performance at lowest cost of ownership and on our flexible operating model required for an inherently volatile market

ASML models an annual total revenue opportunity of 10B€ by 2020 and subsequent growth beyond

We have reviewed our most impactful threats and feel confident about our approach to mitigate these

ASML’s prime responsibility is to provide value for our customers, shareholders, employees, and supply chain partners

ASML

Public

Slide 4

November 2014

We have realized >100% productivity improvement

for our customers in 10 years

Average wafers per day (best day of week), k

6

5

4

3

2

1

0

2005 06

Financial crisis

07

08

09

10

11

12

+112%

13 2014

600

500

400

300

200

100

0

2005

We have outperformed industry peers

and AEX in return to shareholders

Total return to shareholders, index; 2005=100

06

07

08

09

10

11

12

13

2014

ASML

Semicon index

Global index

AEX index

15

10

5

0

2005

We have created ample career opportunities

for highly educated professionals

ASML total employees, ‘000 FTE

06

07

08

09

10

11

12

+160%

13 2014

12

10

8

6

4

2

0

2010

Since 2010 we have commissioned >10 B€

to our supply chain

Cumulative revenue generated

for supply chain partners, B€

Data not available

prior to 2010

2011

2012

2013

2014

Source: Datastream, Gartner, S&P Capital IQ, ASML

Our success is based on providing superior products that enable Moore’s law

ASML

Public

Slide 5

November 2014

Our market is growing as Moore’s law drives innovation and investments

Litho market B$

9

6

3

+12% p.a.

+12% p.a.

+12% p.a.

+7% p.a.

0

Our focused strategy enabled us to deliver superior products to the market resulting in a steady increase of our market share

ASML Litho market share %

75

Stepper

Scanner

Immersion

Twinscan

EUV

85%

50

25

0

1984

’86

’88

’90

’92

’94

’96

’98

‘2000

‘02

‘04

‘06

‘08

‘10

2013

Source: Gartner, S&P Capital IQ, ASML

Historically our revenues have been volatile due to the industry cyclicality and uncertainty...

ASML

Public

Slide 6

November 2014

Quarterly revenues, B€

2.0

1.8

1.6

1.4

1.2

-46%

-82%

1.0

Ø0.99 B€

+54%

+87%

0.8

-10%

0.6

0.4

0.2

0

2005

2006

2007

2008

2009

2010

2011

2012

2013

2014

Source: ASML

... therefore we have built a flexible operating model that can deal with volatility and uncertainties

ASML

Public

Slide 7

November 2014

Flexible workforce

Indicators of flexibility

Employees, x 1000

Low share of

Additional flexibility through the hour bank and other measures

Outsourced R&D

Cost of Goods

R&D spend, M€

COG, M€

100% =8

14

100% =

450

1,066

100%

15%

20%

86%

81%

35%

38%

85%

80%

65%

62%

14%

19%

2009

2014

2009

2014

2009

2014

Flexworkers

Flex labor and farm-out

Bill of material

Own personnel

D&E

ASML

Source: ASML

We expect Moore’s law to continue due to end-user demand growth...

ASML

Public

Slide 8

November 2014

Further penetration of current applications

New applications are enabled by higher

through new features and cost down

performance and lower cost

Smartphones, B units

Wearables, B units

+28% p.a.

+15% p.a.

0.21

0.9

1.1

1.2

1.4

1. 5

0.18

0.14

0.10

Tablets, B units

N/A

+10% p.a.

0.14

0.17

0.19

0.20

0.21

Connected devices, B units

Servers, M units

Internet of things

+25% p.a.

8.5

+4% p.a.

Big Data

6.9

# cores /server will also grow

5.5

4.4

10

11

11

12

12

3.5

2013

2014

2015

2016

2017

2013

2014

2015

2016

2017

Source: Euromonitor, Gartner, Yankee group, Profound Market intelligence, Machina Research’s M2M forecasts

…enabled by continued customer investments into shrink

ASML Public Slide 9 November 2014

HVM 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

Logic Poly SiON HiK Metal Gate FinFET III-V/Ge channel ? Gate All Around ?

28nm 20nm 14/16nm 10nm 7nm 5nm 3nm

DRAM Working Memory 3xL 2xH 2xM 2xL 1xH 1xM 1xL

MRAM 1xH 1xM 1xL

Planar Floating Gate NAND Storage Memory 2xL 1xH 1xM 1xL 1xVL

3D NAND 5x x24 5x x32 5x x48 ~ x64 5x ≥ x96

X-Point: ReRAM, CBRAM, PC-RAM 2x x8 1xM x8 1xL x8

Today’s status

Production Development

Research Roadmap

Node x # of layers

Source: ASML, Customer roadmaps

… in an ecosystem that has considerable financial means and strong incentives to drive innovation …

ASML Public Slide 10 November 2014

Top technology companies in our ecosystem (EBIT 2013, B$)

ASML (2) AMAT (1) TEL (1)

intel (13) TSMC (7)

Toshiba (3)

QUALCOMM® (8) TI (3) CISCO (12) Ericsson (4) HUAWEI (5) hp (8) Dell (3)

(49) SAMSUNG (35) Hitachi (4) Microsoft (27) eBay (4) Facebook (3) Tencent (3) Yahoo (1) Google (14) ORACLE (14)

EMC (4) SAP® (7) IBM (20)

Semi equipment

Semi manufacturers Semi design

Hardware manufacturers

Software and services

ASML Peers Semi Other

Total EBIT 2013 = ~250 B$

… and by compelling cost down and customer economics ASML Public Slide 11 November 2014

Cost per function reductions are projected to remain compelling

Cost per function for logic N90 = 100%

100% 10% 1% 0.1%

No full shrink step, mainly performance benefits and EUV Delay

-45% NoN -32% NoN -41% NoN

Realized

Future

N90 N65 N40 N28 N20 N16 N10 N7 N5 N3 N2

Investment pay-back time1 for foundries are projected to remain in line with historical trends

Node investment payback time for foundry

Months

50 25 0

Realized

Future

N90 N65 N40 N28 N20 N10 N7 N5 N3 N2

1 Time in months that it takes to pay back the CAPEX and Process R&D (NRE) costs

Source: ASML Patterning cost model, Layer stack model, Logic wafer price model, IBS

Continuation of Moore’s Law provides ASML with the opportunity of 10B€ total revenue by 2020 and subsequent growth beyond

ASML Public Slide 12 November 2014

Assumptions

Full ASML roadmap is delivered

Customers will continue to deliver their shrink roadmap

For prudent financial modelling a 3-year logic industry cadence is assumed (while ASML prepares for a 2 year cadence by R&D and supply chain investments)

End-market demand is based on moderate growth of existing application segments (e.g., mobile, tablet, cloud)

ASML total revenue B€

EUV 0.33

ArFi

Dry

>5.6

~10

Growth opportunity 15+ B€ by next decade

2014 2020

Source: ASML marketing model Q2’14

Litho growth is driven by an increased number of Litho passes per wafer and higher cost per pass, in line with trends to date

ASML Public Slide 13 November 2014

Total Logic litho revenues

B€ +159% +169% 2 5 14

N90 N20 N5

Litho capex M€/kWSPM1

6 +199% +293% 19 76

3x & 4x higher capex delivers 13x & 10x more functions per wafer

N90 N20 N5

Node capacity kWSPM1

-10% 300 270 -34%

178

End-market decreases moderately due to higher wafer/die costs

N90 N20 N5

Passes # passes per wafer

EUV ArFi Dry

35 +46% 51 +86% 95

Growth due to multiple pattering and higher number of device layers

N90 N20 N5

Average cost per pass

M€/k passes per month

171 +121% 380 +111% 801

The value of Litho continues to increase, reflecting the complexity of the technology and the value it brings

N90 N20 N5

LOGIC EXAMPLE

1) 1000 wafer starts per month: measure for wafer capacity - typical fab is 50-60 kWSPM

Source: ASML Patterning cost model, Layer stack model

We have reviewed our most impactful threats

ASML Public Slide 14 November 2014

ASML

1 Delay in EUV insertion

Source power / availability not scaling up fast enough for HVM introduction

EUV infrastructure not ready in time

2 Competition and substitutes

Increased competition in DUV

Substitutes for EUV becoming technically feasible and cost effective

1 Even with delayed EUV delivery we will remain profitable and able to deliver significant value to our customers

ASML ASML Public Slide 15 November 2014

Delay in EUV insertion

Source power / availability not scaling up fast enough for HVM introduction

EUV infrastructure not ready on time

ASML approach

We have allocated massive resources to deliver our EUV roadmap (incl. acquisition Cymer) to maintain our customer’s roadmap

Customers indicated, EUV will be introduced when we meet a reliable 500 wafer per day threshold (which we expect to realize soon)

Economics of Moore’s law still hold in an 80W EUV world, with 35% instead of 41% node-on-node cost decline

The financial downside of potential later EUV adoption is mitigated by additional DUV demand

We continuously monitor progress on EUV enablers (resist, mask, etc.) and evaluate where our action would be needed

2 We remain competitive in DUV and watch potential EUV substitutions

ASML Public Slide 16 November 2014

Competition and substitutes

Increased competition in DUV

Substitutes for EUV becoming cost effective (Multiple patterning and Non-photo-litho technologies)

ASML approach

We continue executing our DUV and Apps roadmaps and make material R&D commitments and therefore we will maintain our competitive position as holistic Litho solution provider

Multiple patterning

Next to cost, we believe EUV is more attractive than multiple patterning because of reduced complexity resulting in better yield, yield ramp-up and fab cycle time

Additional DUV demand will mitigate the risk of multiple patterning substitution

Alternative technologies

Currently there are no viable alternatives at scale. DSA (direct self assembly) is not an alternative, but a complementary to Litho

We continuously monitor progress and status of alternative technologies

Summary: ASML’s positioning, opportunities and threats

ASML Public Slide 17 November 2014

ASML’s prime responsibility is to provide value for our customers, shareholders, employees, and supply chain partners

Our success is based on delivering Litho products with superior performance at lowest cost of ownership and on our flexible operating model required for an inherently volatile market

ASML models an annual total revenue opportunity of 10B€ by 2020 and subsequent growth beyond

We have reviewed our most impactful threats and feel confident about our approach to mitigate these

ASML

INVESTOR DAY

ASMLSMALLTALK2014

LONDON